1900 K Street, NW Washington, DC 20006-1110 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com

HARRY S. PANGAS

harry.pangas@dechert.com
+1 202 261 3466 Direct
+1 202 261 3333 Fax

DRAFT

October [●], 2023

VIA EDGAR

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn: Anu Dubey, Esq.

Re:	Palmer Square Capital BDC Inc.
Registration Statement on Form N-2
File Number: 333-274967

Ladies and Gentlemen:

On behalf of Palmer Square Capital BDC Inc. (the “Company”), this letter responds to the comments provided telephonically by the staff (the “Staff”) of the U.S. Securities and Exchange Commission (“SEC”) to Dechert LLP, counsel to the Company, on October 18, 2023 relating to the Company’s registration statement on Form N-2 filed by the Company with the SEC on the October 13, 2023 (such registration statement being referred to herein as the “Registration Statement”).

For your convenience, the Staff’s comments are summarized in this letter, and each comment is followed by the response of the Company.

General Comments

1.	Comment: With respect to the Resource Sharing Agreement (the “RSA”) between Palmer Square BDC Advisor LLC (the “Investment Advisor”) and Palmer Square Capital Management LLC (“PSCM”):

a.	Provide us with a detailed list of the services included within the defined term “Services” in the RSA.

b.	Describe in detail who qualifies as an “investment professional” (as such term is used in Section 1 of the RSA) and disclose to us what roles/titles such investment professionals have at PSCM.

Response: The term “Services” in the RSA includes deal origination, credit underwriting, due diligence, investment structuring, execution and portfolio management and monitoring.

The term “investment professional” in the RSA includes individuals who work at PSCM who deliver the “Services” (as described above) to the Investment Advisor. These “investment professionals” generally have the same or similar roles and titles at PSCM as they have at the Investment Advisor.

[●], 2023 Page 2

Pursuant to the RSA, PSCM provides the Services to the Investment Advisor only and does not provide services of any kind to the Company (including any advisory services) and does not receive any compensation from the Company. In addition, all personnel of PSCM are subject to the supervision of and operate through the Investment Advisor with respect to the Company.

2.	Comment: With respect to the disclosure under the subheading “Open Market Share Repurchase Program” on page 8 of the Registration Statement:

a.	Please confirm the trigger for repurchases under the Rule 10b5-1 repurchase plan will not be tied to or based on the price of the shares of the Company’s common stock in the proposed initial public offering (the “IPO”).

b.	Please confirm that repurchases under the Rule 10b5-1 repurchase plan or otherwise by the Company will not occur prior to the elapse a sixty-day cooling off period following the earlier of (i) the end of the over-allotment option exercise period and (ii) the closing of the full exercise of the over-allotment option by the IPO underwriters.

Response:

a.	The Company confirms the trigger for repurchases under the Rule 10b5-1 repurchase plan will not be tied to or based on the price of the shares of the Company’s common stock in the proposed IPO.

b.	Repurchases under the Company’s Rule 10b5-1 repurchase plan will commence on the later of (i) 30 calendar days following the pricing of the IPO and (ii) four full calendar weeks following the completion of the IPO. The Company notes that the above-described commencement date configuration is consistent with the commencement date configurations used in connection with two other recent IPOs by business development companies. Please see the final prospectus filed in connection with the IPO for Blackstone Secured Lending Fund (File No. 333-259990) at https://www.sec.gov/Archives/edgar/data/1736035/000119312521313514/d124735d424b1.htm and Bain Capital Specialty Finance Inc. (File No. 333-227743) at https://www.sec.gov/Archives/edgar/data/1655050/000104746918007272/a2237148z497.htm. The Company has revised the disclosure accordingly. See page [9] of the amendment to the Registration Statement filed with the SEC on the date hereof (the “Amended Registration Statement”) relating thereto, as well as with respect to a Rule 10b5-1 purchase plan to be concurrently implemented by the Company’s investment adviser or an affiliate thereof.

3.	Comment: With respect to the disclosure under the subheading “Custodian” on page 13 of the Registration Statement, please identify the bank custodian for the Company’s subsidiaries.

Response: U.S. Bank National Association serves as the bank custodian to both the Company and its subsidiaries. See page [13] of the Amended Registration Statement.

4.	Comment: Please file execution versions of Exhibits (g)(2) and (k)(1) referenced in the Exhibits list in the Registration Statement and remove any references to “form of” in the description of the agreements filed thereto.

Response: The Company has complied with this comment. See page C-[2] of the Amended Registration Statement.

*           *           *

Should you have any questions or comments, please contact the undersigned at 202.261.3466.

[●], 2023 Page 3

Sincerely,

[●]

cc:	Christopher D. Long, Palmer Square Capital BDC Inc.
Jeffrey D. Fox, Palmer Square Capital BDC Inc.
Scott A. Betz, Palmer Square Capital BDC Inc.

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